UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of July 2015.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec to Acquire PT. NAGATA OPTO INDONESIA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2015
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Tokyo Stock Exchange code: 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

Released on July 22, 2015, in Kyoto, Japan

Nidec to Acquire PT. NAGATA OPTO INDONESIA

Nidec Corporation (NYSE: NJ, the “Company” or “Nidec”) announced that Nidec Sankyo Corporation (“Nidec Sankyo”), the Company’s subsidiary, has agreed to acquire 100% of the shares of PT. NAGATA OPTO INDONESIA (“NAGATA INDONESIA”), a manufacturer of glass lenses for automotive cameras, from its founding family (the “Transaction”). For this purpose, Nidec Sankyo entered into a share purchase and transfer agreement with the founding family of NAGATA INDONESIA.

1.

Purpose and background of the Transaction

As a member of the Nidec Group, Nidec Sankyo has been endeavoring to develop its　  businesses in alignment with the Company’s growth strategy based on a combination of organic development and proactive M&A. In recent years, Nidec Sankyo has proceeded to transform and diversify its product portfolio through the acquisition of SCD Co., Ltd., a Korean manufacturer of electronic components for home appliances, in October 2012, and Mitsubishi Materials C.M.I. Corporation (currently Nidec Sankyo CMI Corporation), a Japanese manufacturer of automotive motors and electric contacts, in January 2014. NAGATA INDONESIA’s strength is in the processing of glass lenses for automotive cameras, and the Company aims to further grow its strategically vital automotive products business through the Transaction.

Nidec Sankyo has its own strength in the plastic lens unit business for automotive cameras. However, certain types of automotive cameras for use in harsh operational environments require glass lens elements. In the field of automotive camera lens units, increased sensor applications demand, and an expected increase in the proportion of glass lens usage, which are capable of higher precision, are expected to lead to a significant increase in demand for such lenses. With NAGATA INDONESIA’s strength in glass lens processing, through this Transaction, Nidec Sankyo aims to grow its automotive lens unit business further by strengthening production capacity through active capital investment to meet growing market demand and to improve profitability by gaining in-house production capabilities of glass lenses.

In addition, NAGATA SEISAKUSHO CO., LTD. (“Nagata S.S.”), NAGATA INDONESIA’s group company, has one of the highest quality standards in developing glass lens polishing equipment. In anticipation of significant glass lens market expansion, Nidec Sankyo will fully cooperate with Nagata S.S. in connection with Nidec Sankyo’s expansion of glass lens unit production.

2.

Information on NAGATA INDONESIA

(1)	Company Name:	PT. NAGATA OPTO INDONESIA
(2)	President Director:	Kazuhiro Shimazu
(3)	Headquarters:	Bogor, Indonesia
(4)	Foundation:	2009
(5)	Principal Business:	Glass lens processing
(6)	Employees:	306 (as of June 30, 2015)
(7)	Shareholders:	Founding family (100%)
(8)	Sales:	US$3,936,405 (fiscal year ended December 31, 2014)
(9)	Total Assets:	US$3,739,501 (December 31, 2014)

3.

Information on Transaction

(1)

Consideration

Cash

(2)

Payment and Funding

Cash on hand

(3)

Transaction Structure

Nidec Sankyo is party to this transaction. Nidec Sankyo and PT. NIDEC SANKYO PRECISION INDONESIA, Nidec Sankyo’s subsidiary, will jointly acquire the shares of NAGATA INDONESIA from its founding family.

(4)

Schedule

Closing of the Transaction: scheduled for mid-September 2015

4.

Effect on Financial Performance for the Current Fiscal Year

Nidec intends to make appropriate disclosure of the impact of the Transaction on its consolidated financial performance for the current fiscal year and announce any changes to its financial performance forecasts in accordance with the applicable rules of the Tokyo Stock Exchange and the New York Stock Exchange once such details are determined.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or expectations of the Nidec Group or other parties. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the risks to successfully integrating the acquired business with the Nidec Group, the anticipated benefits of the planned transaction not being realized, changes in general economic conditions particularly in the automobile and related product markets, shifts in technology or user preferences for particular technologies, whether and when required regulatory approvals are obtained and other risks relating to the successful consummation of the planned transaction, and changes in business and regulatory environments. The Nidec Group does not undertake any obligation to update the forward-looking statements contained herein or the reasons why actual results could differ from those projected in the forward-looking statements except as may be required by law.

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